Exhibit (h)(3)

Index License Agreement

between

Solactive AG

Guiollettstr. 54

60325 Frankfurt am Main

- hereinafter referred to as “Solactive” -

and

Pointbreak Advisers LLC on behalf of itself and Pointbreak ETF Trust

- hereinafter referred to as “Licensee” -

jointly referred to hereinafter as “Parties” -

Exhibit (h)(3)

Content

§ 1 Index Calculation	3
§ 2 Dissemination of Indices	3
§ 3 Rights in Indices and Index Prices	4
§ 4 Utilisation Right	4
§ 5 Obligations of Parties regarding calculated Indices	4
§ 6 Issuer’s Statement	5
§ 7 Trade Mark Rights	5
§ 8 Warranty	6
§ 9 Limitation of Liability	6
§ 10 Remuneration	7
§ 11 Term of agreement	7
§ 12 Termination of agreement	7
§ 13 Transfer of Solactive’ Rights and Obligations to a Third Party	8
§ 14 Transfer of Duties to Third Parties	8
§ 15 Confidentiality	8
§ 16 Contact	10
§ 17 Final Provisions	11
Addendum 1 List of indices covered by this contract	12
Addendum 2 Index specifications	13
Addendum 3 Trade Marks of Licensee	14
Addendum 4 Remuneration	15
Addendum 5 CUSIP	17
Addendum 6 SEDOL	19

Exhibit (h)(3)

§ 1 Index Calculation

1.	Subject to the provisions of this agreement Solactive will continually calculate the Indices set out in Addendum 1 and will continually maintain and disseminate them, as required by applicable laws and regulations.

2.	Solactive shall use its best efforts to ensure that the Indices are calculated and maintained correctly. Solactive does not have any obligations over and above this regarding the correctness of the index calculation and maintenance; in all other respects § 8 applies.

3.	Details, including but not limited to, calculation and maintenance of the Indices shall be stipulated in the respective Index guidelines agreed upon between the Parties. For this purpose the Licensee shall provide the necessary Index specification pursuant to Addendum 2.

4.	The scope of the services provided by Solactive includes setting up the Indices and continuous calculation and maintenance of the Indices in accordance with the Index guidelines. Setting up the Indices includes establishing the name, parameters, exchange rates, calculation days, calculation term etc., in connection with the Indices. Maintaining the Indices includes, but is not limited to, necessary adjustment of the Indices according to capital measures such as split of shares or capital increase, or after dividend payments related to shares, which are elements of the Indices, and Index adjustments in the framework of extraordinary or ordinary adjustments.

5.	Solactive shall also post the current Index composition (Index name, elements and weighting) of certain Indices on the Internet at its due discretion and as required by applicable rules and regulations applicable to the Fund utilizing the Index.

6.	Solactive shall use the criteria for compiling and calculating the Indices, and the weighting and the calculation formula set out in the respective Index guidelines.

7.	If there should be unforeseeable circumstances which necessitate an extraordinary Index adjustment, Solactive shall prepare the adjustment taking account of the stipulations of the applicable Index guideline.

§ 2 Dissemination of Indices

1.	Solactive is entitled and obliged to include and distribute the Indices in a market data dissemination. Dissemination of the Indices entails the prices of the Indices (hereinafter “Index Prices”) and the name of the Index. Solactive shall stipulate the technical format of Dissemination and may modify this as required at its own discretion, and as may be stipulated by applicable rules and regulations applicable to the Fund utilizing the Index, without prior coordination with the Licensee.

2.

To the extent that Indices and the Index Prices of the Licensee which have been disseminated via price marketing activities are used by third parties to the Market Price Dissemination Agreements or third parties in breach of the provisions of the Price

Exhibit (h)(3)

Marketing Agreement for Vendors and Re-vendors, this shall not give rise to any claims on the part of the Licensee against Solactive. If Solactive becomes aware of any abuse, it will however endeavour to prohibit it as soon as possible.

3.	Any revenue obtained from the market price dissemination of the Indices and the Index Prices shall inure solely to Solactive.

4.	Solactive may require Vendors and Re-vendors to display “Source: Solactive AG” as the general source.

§ 3 Rights in Indices and Index Prices

1.	The Licensee may not disseminate Indices and Index Prices itself via Vendors or disseminate non-public information provided to it by Solactive internally or externally or grant third parties access to such information. The Licensee is permitted to use and name the Indices in marketing materials and on its own website and to issue financial products, particularly exchange traded funds, linked to the Indices.

2.	Where required to be placed by applicable rules and regulations applicable to the Fund utilizing the Index, the Licensee shall make the following statement at the beginning of any written or electronic use of one of the Indices: “Index calculated by Solactive AG.” This may take the form of a clearly marked footnote.

3.	At the request of Solactive the Licensee shall provide evidence that the afore-mentioned obligations have been fulfilled.

4.	The Licensee shall indemnify and hold harmless Solactive for any claims which may be asserted against Solactive by third parties owing to use of the name Solactive by the Licensee in connection with the use of the Indices or Index Prices, in particular pursuant to § 2 (2) and § 3 (1).

§ 4 Utilisation Right

1.	Solactive will maintain the Indices in accordance with the Index guidelines.

§ 5 Obligations of Parties regarding calculated Indices

1.	With regard to each Party shall provide the other upon request and within a reasonable time period, with all information available to it on the Indices. This obligation to provide information is limited to information and Index Data which are publicly available. In particular it does not include information and data which are classified as operating or business secrets of the Parties or for which one Party is obliged to observe confidentiality for other reasons.

Exhibit (h)(3)

2.	The calculations of the Indices are generated automatically and only monitored by an employee of Solactive during the trading hours of the Stuttgart Stock Exchange (Baden-Württembergische Wertpapierbörse), however at most between 09:00 a.m. to 8:00 p.m. CET. At all other times the calculations are generated automatically without being monitored by a Solactive employee.

3.	If Solactive notices that it has made an error in calculating the Index it shall notify the Licensee without undue delay through the usual information channels and, as far as necessary, shall notify the Licensee without undue delay of any necessary corrections.

§ 6 Issuer’s Statement

1.	The Licensee regulatory and promotional materials shall under no circumstance give the impression that the financial instruments issued by the Licensee are issued by Solactive. When relevant, these materials shall include the following text or at least material components thereof: “The financial instrument is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trade mark or the Index Price at any time or in any other respect. The Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Issuer, Solactive AG has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the financial instrument. Neither publication of the Index by Solactive AG nor the licensing of the Index or Index trade mark for the purpose of use in connection with the financial instrument constitutes a recommendation by Solactive AG to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in this financial instrument.”

2.	The Licensee and not Solactive is responsible for fulfilling the legal requirements concerning the accuracy and completeness of a securities prospectus for the financial instruments issued by the Licensee. However, Solactive agrees to provide information on a timely basis with regard to any information requested by the Licensee to fulfill such regulations.

§ 7 Trade Mark Rights

1.	The Licensee warrants that it is the owner of the trade marks specified in Addendum 3 or that is granted sufficient rights of use in the trade marks to implement this agreement including the right to grant rights to Solactive as provided for in this agreement.

2.	The Licensee hereby grants Solactive for the term of the agreement the non-exclusive and non-transferable right, unrestricted in content, to use the trade marks listed in Addendum 3 subject to the provisions of this agreement and to extend necessary to fulfil its obligations under this agreement.

Exhibit (h)(3)

3.	Solactive agrees only to use the trade marks listed in Addendum 3 in their registered form.

4.	As far as technically possible, Solactive shall post a license statement of the trade marks listed in Addendum 3 at the beginning of any written or electronic use. Unless specific circumstances make a different procedure more appropriate the license statement shall take the form of the TM or ® symbol and a footnote explaining that the trade mark is a registered trade mark of the Licensee or a third party. If a particular Index consists of trade marks which have different owners it is sufficient for the “TM” or “®” symbol to be used once only at the end of the full name provided that the footnote makes it clear that there is more than one trade mark owner.

5.	The Licensee shall indemnify Solactive for any claims which may be filed against Solactive by third parties with regard to use of the trade marks listed in Addendum 3 in as far as these are used by Solactive in accordance with the provisions of this agreement and to the extent necessary to fulfil its obligations under this agreement.

§ 8 Warranty

Solactive	shall fulfil its contractual obligations, in particular calculation of the Indices with the care of a prudent businessman and dissemination of such indeces. Solactive shall only be liable for direct or indirect losses particularly those arising from incorrect calculation and dissemination of the Indices as provided for under § 9.

§ 9 Limitation of Liability

1.	Solactive has unlimited liability for losses incurred by the Licensee caused by intent. Solactive’ liability for losses of the Licensee caused by gross negligence shall be limited to 20% of the remuneration already paid over the previous six months for the Index which has given rise to the respective loss for each loss occurrence and to 50% of the remuneration already paid over the previous 12 months for the Index which has given rise to the respective loss for all loss occurrences on aggregate per calendar year. Solactive shall not be liable for losses to the Licensee caused by simple negligence. The Parties agree that incorrect calculation by Solactive of the Index as a result of negligence shall merely constitute simple negligence as opposed to gross negligence unless in an individual case the Licensee proves that the incorrect calculation was the result of gross negligence.

2.	The Licensee’s claims for compensation shall fall under the statute of limitations after one year except in the case of liability owing to intent. The limitation period shall begin at the end of the year in which the claim arose and the Licensee gains knowledge of the circumstances giving rise to the claim and the identity of the debtor or would have gained knowledge thereof had if not been committing gross negligence.

3.

Solactive shall not be liable for losses incurred owing to force majeure, unrest, war and natural occurrences or other events for which it is not responsible (e.g. strikes, lock-outs, disruption to transport, orders issued by domestic and foreign authorities not caused by culpable conduct) or disruptions to technical installations such as the IT

Exhibit (h)(3)

system which have not been caused by culpable conduct. Force majeure shall also include computer viruses or attacks on IT systems by hackers provided that suitable precautionary measures, as required by industry standard, have been taken and Solactive did not act in a culpable manner in making the virus or hacker attack possible.

4.	Solactive does not accept liability for losses of any type whatsoever caused to the Licensee or third parties in connection with the issue, marketing, quoting, trade or advertising of the financial instruments issued by the Licensee. The Licensee indemnifies Solactive in this respect for any third party claims provided that Solactive did not directly provide the information used knowing the intent of use, or did not cause these intentionally or by way of gross negligence.

§ 10 Remuneration

1.	The Licensee shall pay remuneration in return for calculation, maintenance and dissemination of the Indices in accordance with the remuneration schedule set out in Addendum 4 plus value-added tax at the applicable statutory rate.

2.	Solactive shall issue an invoice semi-annually in advance for fixed remunerations due and quarterly in retrospect for variable remunerations due. All invoices shall be due immediately. If the Licensee has not rendered payment within 45 days of receiving the invoice, default interest of eight percentage points per annum above the respective base interest rate shall be due calculated as of delivery of the invoice. This shall have no effect on Solactive’ right to reimbursement of any default loss over and above this.

3.	The Parties agree that there shall be no entitlement to remuneration over and above that set out in Addendum 4 or to reimbursement of expenses or costs.

§ 11 Term of Agreement

1.	This agreement takes effect as of the latest date noted where signed by both Parties.

2.	This agreement is concluded for an indefinite term.

§ 12 Termination of Agreement

1.	This agreement may be terminated by either Party with a notice period of one year to the end of the calendar quarter, however no less than two years after conclusion of this agreement.

2.	The Parties are also entitled to terminate parts of the agreement with a notice period of one year to the end of the calendar quarter thereby terminating calculation of individual Indices specified in Addendum 1. In the event of partial termination of this type the remuneration due shall be reduced in accordance with Addendum 4 to this agreement.

Exhibit (h)(3)

3.	Each party may also terminate this agreement with 5 days prior written notice for good cause. Good cause shall be deemed present, in particular, if the other party to the agreement is in breach of material contractual obligations. Upon receipt of such notice, the breaching party has 30 days to remedy the breach. Inter alia there is a breach of material contractual obligations if a third party asserts a right with regard to a trade mark which falls under the subject of the agreement. The breaching party shall notify the non-breaching party of any breach unrequested by the non-breaching party.

4.	Instead of terminating the entire agreement for good cause the Parties may also prohibit the calculation of individual Indices by way of partial termination, allowing the rest of the agreement to continue to apply.

5.	Solactive has a special termination right allowing it to terminate this agreement in whole or in part with 85 days prior written notice if the costs in one calendar quarter to Solactive for necessary use of the data of the stock exchanges in connection with calculation of an Index increase to such an extent that they exceed the remuneration received by Solactive pursuant to § 10 in the same period for this Index.

6.	Any termination declarations associated with this agreement shall be made in writing.

§ 13 Transfer of Solactive’ Rights and Obligations to a Third Party

At the request of Solactive the Licensee is obliged to consent to this agreement being transferred to a third party. This obligation shall not apply if there are cogent reasons associated with the identity of the third party which preclude such consent and if such reasons make it unreasonable to expect the Licensee to consent to such third parties assuming this agreement, even if the interests of Solactive are taken into account.

§ 14 Transfer of Duties to Third Parties

Solactive may use third parties as vicarious agents. This includes in particular companies which take decisions jointly with Solactive on the composition and amendments to the composition of the Indices. However, the Licensee is not accountable and will not provide any indemnification to Solactive’s use of third parties.

§ 15 Confidentiality

1.	The Parties shall use all matters, facts and information concerning the Parties (hereinafter “Confidential Information”) solely for the purposes described in this agreement and shall treat such Confidential Information confidentially unless they are required to disclose it by applicable rules and regulations. The Parties shall impose this confidentiality obligation on any vicarious agents, members of corporate bodies, employees or advisers who are given access to the Confidential Information. In so doing, the Parties shall ensure, to the extent admissible under employment law, that the confidentiality obligation imposed on the employees shall continue to apply in the event that employees leave the services of a party under obligation during the term of this confidentiality obligation. If Confidential Information is disclosed to third parties the other party shall be informed without undue delay.

Exhibit (h)(3)

2.	These confidentiality obligations shall apply for the term of this agreement and for a five-year period after it has ended or after complete fulfilment.

3.	This confidentiality obligation shall not apply to such information which can be proved to have been

a)	known to the recipient prior to communication,

b)	publicly known at the time of communication,

c)	publicly known after its communication without the recipient being responsible for for such public communication,

d)	made available to the recipient by a third party by lawful means after communication and without restriction with respect to confidentiality or use,

e)	developed by the recipient independently prior to communication.

Exhibit (h)(3)

§ 16 Contact

Unless otherwise agreed in writing all communications or other notifications under this agreement shall be addressed as follows:

Solactive:

Solactive AG

Guiollettstr. 54

60325 Frankfurt am Main

Germany

Attn.

Mr Steffen Scheuble

Telephone: +49 69 719 160 22

Fax: +49 69 719 160 25

E-Mail: scheuble@solactive.com

Licensee:

Pointbreak Advisers LLC

P.O. Box 347312

San Francisco, California 94134

Attn. Heather Harker, General Counsel

Telephone: 804-658-2392

Fax:

E-mail: heatherharker@betaclone.com

Exhibit (h)(3)

§ 17 Final Provisions

The place of performance and fulfillment is the registered office of Solactive.

2.	This agreement shall be governed by the laws of the Federal Republic of Germany

3.	Amendments to the agreement and collateral agreements must be in writing to be valid. This also applies to any agreement waiving or restricting the written form requirement pursuant to sentence 1. No oral collateral agreements have been made.

5.	If an individual provision of this agreement should be or become invalid this shall not affect the validity of the other provisions. The invalid provision shall be replaced by a valid provision which as far as possible shall reflect the economic intent of the invalid provision. The same shall apply if this agreement contains a lacuna. This shall be remedied by a clause which reflects the original intention of the Parties or what they would have intended had they been aware of the lacuna.

6.	The Addenda named in this agreement constitute an integral part of it.

Addendum 1: List of Indices and Regions covered by the Agreement

Addendum 2: Index Specifications

Addendum 3: Trade Marks of Licensee

Addendum 4: Remuneration

Addendum 5: CUSIP

Addendum 6: SEDOL

Frankfurt am Main,		Pointbreak Advisers LLC on behalf of itself and Pointbreak ETF Trust, Licensee

/s/ John T. Hyland
Solactive AG		John T. Hyland
Title:		President
Date:	October 20, 2015	Date:	October 20, 2015

Exhibit (h)(3)

Addendum 1 List of Indices and Regions covered by the Agreement

Name	Regions
Solactive US Buyback Total Market Index	United States

Exhibit (h)(3)

Addendum 2 Index Specifications

As specified in the respective index guidelines.

Exhibit (h)(3)

Addendum 3 Trade Marks of Licensee

No.:	Trade Marks	Trade Mark owner:	Registered Trade Mark in

1	Pointbreak ETF Trust	Pointbreak Holdings, Inc.	Pending

2	Pointbreak Advisers LLC	Pointbreak Holdings, Inc.	Pending

3	Pointbreak	Pointbreak Holdings, Inc.	Pending

Exhibit (h)(3)

Addendum 4 Remuneration

Regular reporting to Solactive on the financial instruments issued might be necessary so that the remuneration can be calculated and billed.

The issues shall be reported quarterly by the seventh trading day (according to the trading calendar of the Stuttgart Stock Exchange) of the month following a quarter’s end (Reporting Deadline). The data is transmitted by the Licensee using an Excel template with the same format as the table shown below.

No.:	Content	Example
1	Product name of financial instrument	Pointbreak Buyback Index Fund
2	Product category	Exchange Traded Product
3	ISIN	TBD
4	Variable remuneration rate in a basis point p.a.1)
5	Average assets under management, if any 2)
6	Agreed fixed remuneration p.m., if any 3)

1)	If variable remuneration has been agreed upon the applicable variable remuneration rate must be entered in basis points p.a.; otherwise this box must be left empty.
2)	If the remuneration for an index is calculated on the basis of the average assets under management, the average assets under management must be reported as well as the frame data of the financial instruments which refer to this index. Otherwise this box must be left empty.
3)	If fixed remuneration has been agreed upon the amount for the month must be entered; otherwise this box must be left empty.

Other boxes are compulsory and must be completed.

The remuneration for calculating and maintaining the Customized Indices is set out below. It does not matter whether the transactions are private placements or OTC which do not have an ISIN.

1.1 Fixed remuneration

The agreed fixed remuneration will be charged annually in advance. In case a security has not been outstanding over an entire month, the remuneration is reduced respectively.

Index	Remuneration p.a
Solactive US Buyback Total Market Index

If this table does not contain a Customized Index no fixed remuneration is due.

1.2 Variable remuneration

The agreed variable remuneration will be charged per calendar quarter. Remuneration will be due for each calendar month for each Customized Index. This remuneration shall be the product of

i.	the average assets under management of a financial instrument issued on the basis of the respective Customized Index during the month and

Exhibit (h)(3)

ii.	the remuneration p.a. shown in the following table in basis points divided by 12.

In case a security has not been outstanding over an entire month, the remuneration is reduced respectively.

Index	Remuneration p.a.
Solactive US Buyback Total Market Index

If this table does not contain an index no variable remuneration is due.

Variable remuneration will be charged to the Licensee as soon as the data has been reported and evaluated.

If the regular reporting deadline has expired and the Licensee has not submitted the outstanding report to Solactive by the end of the next reporting deadline following the expired reporting deadline despite having been sent a reminder, Solactive may make a provisional estimate of the remuneration due at its due discretion using suitable criteria (such as data reported for the previous months) and charge this to the Licensee as an advance on the actual amount due. This shall have no effect on the right to terminate without notice.

Solactive shall issue invoices to the Licensee.

Exhibit (h)(3)

Addendum 5 CUSIP

Licensee agrees that for the duration of this Agreement and any license granted hereunder, it shall comply with the following terms:

a)	Licensee agrees and acknowledges that the CUSIP Database and the information contained therein is and shall remain valuable intellectual property owned by, or licensed to, Standard & Poor’s CUSIP Service Bureau (“CSB”) and the American Bankers Association (“ABA”), and that no proprietary rights are being transferred to Licensee in such materials or in any of the information contained therein. Any use by Licensee outside of the clearing and settlement of transactions requires a license from the CSB, along with an associated fee based on usage. Licensee agrees that misappropriation or misuse of such materials will cause serious damage to CSB and ABA and that in such event money damages may not constitute sufficient compensation to CSB and ABA; consequently, Licensee agrees that in the event of any misappropriation or misuse, CSB and ABA shall have the right to obtain injunctive relief in addition to any other legal or financial remedies to which CSB and ABA may be entitled;

b)	Licensee agrees that Licensee shall not publish or distribute in any medium the CUSIP Database or any information contained therein or summaries or subsets thereof to any person or entity except in connection with the normal clearing and settlement of security transactions. Licensee further agrees that the use of CUSIP numbers and descriptions is not intended to create or maintain, and does not serve the purpose of the creation or maintenance of, a master file or database of CUSIP descriptions or numbers for itself or any third party recipient of such service and is not intended to create and does not serve in any way as a substitute for the CUSIP MASTER TAPE, PRINT, DB, INTERNET, ELECTRONIC, CD-ROM Services and/or any other future services developed by the CSB; and

c)	NEITHER CSB, ABA NOR ANY OF THEIR AFFILIATES MAKE ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO THE ACCURACY, ADEQUACY OR COMPLETENESS OF ANY OF THE INFORMATION CONTAINED IN THE CUSIP DATABASE. ALL SUCH MATERIALS ARE PROVIDED TO LICENSEE ON AN “AS IS” BASIS, WITHOUT ANY WARRANTIES AS TO MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE NOR WITH RESPECT TO THE RESULTS WHICH MAY BE OBTAINED FROM THE USE OF SUCH MATERIALS. NEITHER CSB, ABA NOR THEIR AFFILIATES SHALL HAVE ANY RESPONSIBILITY OR LIABILITY FOR ANY ERRORS OR OMISSIONS NOR SHALL THEY BE LIABLE FOR ANY DAMAGES, WHETHER DIRECT OR INDIRECT, SPECIAL OR CONSEQUENTIAL EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL THE LIABILITY OF CSB, ABA OR ANY OF THEIR AFFILIATES PURSUANT TO ANY CAUSE OF ACTION, WHETHER IN CONTRACT, TORT, OR OTHERWISE EXCEED THE FEE PAID BY LICENSEE FOR ACCESS TO SUCH MATERIALS IN THE MONTH IN WHICH SUCH CAUSE OF ACTION IS ALLEGED TO HAVE ARISEN. FURTHERMORE, CSB AND ABA SHALL HAVE NO RESPONSIBILITY OR LIABILITY FOR DELAYS OR FAILURES DUE TO CIRCUMSTANCES BEYOND THEIR CONTROL.

Exhibit (h)(3)

Licensee agrees that the foregoing terms and conditions shall survive any termination of its right of access to the materials identified above.

ISIN Data. Licensee agrees that for the duration of this Agreement and any perpetual license granted hereunder, it shall comply with the following terms: Licensee shall have an appropriate license as necessary to obtain the applicable ISIN data. “ISIN” means International Securities Identifying Number.

Exhibit (h)(3)

Addendum 6 SEDOL

Licensee agrees that for the duration of this Agreement and any license granted hereunder, it shall comply with the following terms:

Licensee may not reproduce and/or extract or re-distribute SEDOLs other than with the London Stock Exchange´s prior written consent. Solactive will advise London Stock Exchange if it becomes aware of any breach of that prohibition by Licensee.

Licensee is responsible of obtaining the relevant licenses for reproduction and / or extraction or redistribution of the SEDOL codes contained within the files provided by Solactive AG to Licensee.